Contact

scott@derozic.com

www.linkedin.com/in/derozic (LinkedIn)
twitter.com/rozic (Personal)
instagram.com/derozic (Personal)

Top Skills

Board Level
Online Marketing
Social Media

Languages

French
Spanish
English

Honors-Awards

Finisher, Angeles Crest 100-Mile Ultramarathon

Director (1st Location) of a Celebrity Special that Aired on Lifetime

Patents

Vendor Selection for Purchase of Resources

Scott de Rozic

Founder
Spokane, Washington, United States

Experience

Oath Oats
Board Member
January 2023 - Present (1 year 1 month)
Austin, Texas Metropolitan Area

Midas Brands, Inc
Founder
May 2022 - Present (1 year 9 months)
Austin, Texas, United States

Gonzaga University
Adjunct Professor of Entrepreneurship
January 2020 - June 2022 (2 years 6 months)
Spokane, Washington Area

CloudEngage, Inc.
COO & President
July 2018 - April 2022 (3 years 10 months)
Spokane, Washington, United States

DEROZIC
CMO
May 2005 - April 2018 (13 years)
Remote

Practice, Inc.
Co-Founder
May 2014 - April 2016 (2 years)
Santa Monica, CA

NetPlenish
CMO
October 2011 - November 2012 (1 year 2 months)
Greater Los Angeles Area

CrowdFactory

CMO

April 2009 - March 2011 (2 years)

Portland, Oregon Area

Aptimus

EVP

November 2000 - June 2002 (1 year 8 months)

Greater Seattle Area

XMarkstheSpot

CEO, Founder

July 1997 - November 2000 (3 years 5 months)

San Francisco Bay Area

Verge Software

CEO

March 1996 - November 1997 (1 year 9 months)

Education

University of Colorado Boulder - Leeds School of Business

BS, Finance and Entrepreneurship · (1991 - 1995)

University of Colorado at Boulder

BS, Finance and Entrepreneurship · (1991 - 1995)